Pricing Supplement No. 2489 To prospectus supplement dated September 28, 2012, prospectus dated September 28, 2012 and prospectus addendum dated December 24, 2014	Registration Statement No. 333-184193 Dated July 28, 2015; Rule 424(b)(2)

$10,000,000 Ten-Year Fixed-to-Floating Rate Notes due July 31, 2025

The notes will pay interest quarterly in arrears for the first two years at a fixed rate of 3.25% per annum and, thereafter, at a variable rate per annum equal to the 10-Year Constant Maturity Swap (“CMS”) Rate, subject to the Minimum Interest Rate of 0.00% per annum. Any payment on the notes is subject to the credit of the Issuer.

The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure (as defined below), you might not receive any amounts owed to you under the terms of the notes.

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Denominations:	$1,000 (the “Principal Amount”) and integral multiples of $1,000 in excess thereof
Issue Price:	At variable prices
Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 Principal Amount of notes equal to the Principal Amount plus any accrued but unpaid interest. If the scheduled Maturity Date is not a business day, the Maturity Date will be the first following day that is a business day, but no adjustment will be made to the interest payment made on such following business day. The Payment at Maturity is subject to the credit of the Issuer.
Interest Rate:

Interest will be paid quarterly in arrears at the applicable Interest Rate set forth below on each Interest Payment Date, based on an unadjusted 30/360 day count convention.

•      For each Interest Period commencing on or after the Settlement Date to but excluding July 31, 2017, the Interest Rate will be 3.25% per annum.

•      For each Interest Period on or after July 31, 2017, the Interest Rate will be the greater of (i) the Minimum Interest Rate and (ii) the 10-Year CMS Rate for the relevant Interest Period.

Minimum Interest Rate:	0.00% per annum
Interest Period:	The period from (and including) a scheduled Interest Payment Date, or the Settlement Date in the case of the first Interest Period, to (but excluding) the following Interest Payment Date.
Interest Determination Date:	For each Interest Period commencing on or after July 31, 2017, two U.S. Government Securities business days prior to the first day of such Interest Period.
Interest Payment Dates[1]:	The last calendar day of each July, October, January and April beginning on October 31st, 2015 and ending on the Maturity Date. If any scheduled Interest Payment Date is not a business day, the interest will be paid on the first following day that is a business day, but no adjustment will be made to the interest payment made on such following business day.
Trade Date[1]:	July 28, 2015
Settlement Date[1]:	July 31, 2015
Maturity Date[1]:	July 31, 2025
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	25152R2S1
ISIN:	US25152R2S19

1 In the event that we make any change to the expected Trade Date or Settlement Date, the Interest Payment Dates and the Maturity Date may be changed so that the stated term of the notes remains the same.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus addendum and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Issuer’s estimated value of the notes on the Trade Date is $950.00 per $1,000 Principal Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on page PS-2 of this pricing supplement for additional information.

By acquiring the notes, you will be bound by, and deemed to consent to, the imposition of any Resolution Measure by our competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see “Resolution Measures” on page PS-2 of this pricing supplement for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement, prospectus or prospectus addendum. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Discounts, Commissions and Fees(2)	Proceeds to Us
Per Note	At variable prices	$19.50	$980.50
Total	At variable prices	$195,000.00	$9,805,000.00

(1) The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $980.50 per note. See “Selected Risk Considerations — Variable Price Reoffering Risks.”

(2) For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement.

Deutsche Bank Securities Inc. (“DBSI”), an agent for this offering, is our affiliate. For more information, see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$10,000,000.00	$1,162.00

July 28, 2015

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Principal Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately six months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Resolution Measures

On May 15, 2014, the European Parliament and the Council of the European Union published a directive for establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the “Bank Recovery and Resolution Directive”). The Bank Recovery and Resolution Directive requires each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany has adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or “SAG”), which went into effect on January 1, 2015. SAG may result in the notes being subject to any Resolution Measure by our competent resolution authority if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. By acquiring the notes, you will be bound by and deemed to consent to the provisions set forth in the accompanying prospectus addendum, which we have summarized below.

By acquiring the notes, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by our competent resolution authority. Under the relevant resolution laws and regulations as applicable to us from time to time, the notes may be subject to the powers exercised by our competent resolution authority to: (i) write down, including to zero, any payment on the notes; (ii) convert the notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; and/or (iii) apply any other resolution measure, including (but not limited to) any transfer of the notes to another entity, the amendment of the terms and conditions of the notes or the cancellation of the notes. We refer to each of these measures as a “Resolution Measure.”

Furthermore, by acquiring the notes, you:

•	are deemed irrevocably to have agreed, and you will agree: (i) to be bound by any Resolution Measure; (ii) that you will have no claim or other right against us arising out of any Resolution Measure; and (iii) that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture dated November 22, 2006 among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, authenticating agent and registrar, as amended and supplemented from time to time (the “Indenture”), or for the purpose of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•	waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent for, agree not to initiate a suit against the trustee and the paying agent in respect of, and agree that neither the trustee nor the paying agent will be liable for, any action that the trustee or the paying agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the notes; and

•	will be deemed irrevocably to have (i) consented to the imposition of any Resolution Measure as it may be imposed without any prior notice by the competent resolution authority of its decision to exercise such power with respect to the notes and (ii) authorized, directed and requested The Depository Trust Company (“DTC”) and any participant in DTC or other intermediary through which you hold such notes to take any and all necessary action, if required, to implement the imposition of any Resolution Measure with respect to the notes as it may be imposed, without any further action or direction on your part or on the part of the trustee, paying agent, issuing agent, authenticating agent, registrar or calculation agent.

This is only a summary, for more information please see the accompanying prospectus addendum dated December 24, 2014, including the risk factor “The securities may be written down, be converted or become subject to other resolution measures. You may lose part or all of your investment if any such measure becomes applicable to us” on page 2 of the prospectus addendum.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part, the prospectus dated September 28, 2012 and the prospectus addendum dated December 24, 2014. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 28, 2012:

http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•	Prospectus dated September 28, 2012:

http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

•	Prospectus addendum dated December 24, 2014:

http://www.sec.gov/Archives/edgar/data/1159508/000095010314009034/crt_52088.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying prospectus addendum, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Selected Risk Considerations

An investment in the notes involves risks. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus addendum.

•	AFTER THE FIRST TWO YEARS, THE INTEREST PAYMENT WILL BE DETERMINED BY REFERENCE TO THE 10-YEAR CMS RATE — For the first two years, the notes will pay interest at a fixed rate of 3.25% per annum. After the first two years, the Interest Rate will be equal to the 10-Year CMS Rate, subject to the Minimum Interest Rate of 0.00%. Because the Interest Rate after the first two years is a floating rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument. These risks include fluctuation of the applicable Interest Rate and the possibility that, for any Interest Period, you may receive a lesser amount of interest as compared to the amount for one or more prior Interest Periods. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

•	AN INVESTMENT IN THE NOTES MAY BE RISKIER THAN AN INVESTMENT IN NOTES WITH A SHORTER TERM — The notes have a term of ten years. By purchasing notes with a longer term, you will have greater exposure to the risk that the value of the notes may decline due to such factors as inflation, rising interest rates and changes in the constant maturity swap (“CMS”) rate yield curve. If market interest rates rise during the term of the notes, the Interest Rate on the notes may be lower than the interest rates for similar debt securities then prevailing in the market. If this occurs, you will not be able to require the Issuer to redeem the notes and will, therefore, bear the risk of earning a lower return than you could earn on other investments until the Maturity Date.

•	VARIABLE PRICE REOFFERING RISKS — Deutsche Bank AG proposes to offer the notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise; provided, however, that such price will not be less than $980.50 per $1,000 Principal Amount of notes. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from DBSI or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.

•	THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking the credit risk of Deutsche Bank AG will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

•	THE NOTES MAY BE WRITTEN DOWN, BE CONVERTED OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union published the Bank Recovery and Resolution Directive for establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive requires each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany has adopted the Recovery and Resolution Act (or SAG), which went into effect on January 1, 2015. SAG may result in the notes being subject to the powers exercised by our competent resolution authority to impose a Resolution Measure on us, which may include: writing down, including to zero, any payment on the notes; converting the notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; or applying any other resolution measure, including (but not limited to) transferring the notes to another entity, amending the terms and conditions of the notes or cancelling of the notes. Imposition of a Resolution Measure would likely occur if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. You may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us.

By acquiring the notes, you would have no claim or other right against us arising out of any Resolution Measure, and we would have no obligation to make payments under the notes following the imposition of a Resolution

Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the Indenture or for the purpose of the Trust Indenture Act. Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent for, agree not to initiate a suit against the trustee and the paying agent in respect of, and agree that neither the trustee nor the paying agent will be liable for, any action that the trustee or the paying agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure.

•	THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

•	IF THE 10-YEAR CMS RATE CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the 10-Year CMS Rate. Changes in the 10-Year CMS Rate may not result in a comparable change in the value of your notes.

•	PAST PERFORMANCE OF THE 10-YEAR CMS RATE IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the 10-Year CMS Rate over the term of the notes may bear little relation to the historical performance of the 10-Year CMS Rate. We cannot predict the future performance of the 10-Year CMS Rate or whether the performance of the 10-Year CMS Rate will result in any interest payments after the first two years.

•	ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this pricing supplement is based on the full Principal Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately six months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.

•	THE NOTES ARE NOT DESIGNED TO BE SHORT-TERM TRADING INSTRUMENTS — The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the Principal Amount of the notes. The potential returns described in this pricing supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

•	THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the 10-Year CMS Rate will affect the value of the notes more than any other single factor, the value of the notes prior to maturity will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the 10-Year CMS Rate;

•	changes in the CMS rate yield curve;

•	the time remaining to the maturity of the notes;

•	trends relating to inflation;

•	interest rates and yields in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the 10-Year CMS Rate or the markets generally;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or our affiliates expect to hedge our exposure from the notes by entering into derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We or our affiliates may also engage in trading in instruments linked or related to the 10-Year CMS Rate on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect the level of the 10-Year CMS Rate and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the 10-Year CMS Rate. Introducing competing products into the marketplace in this manner could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

•	WE, OUR AGENTS OR OUR AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE 10-YEAR CMS RATE OR THE VALUE OF THE NOTES — We, our agents or our affiliates may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our agents or our affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Interest Rates to which the notes are linked.

•	POTENTIAL CONFLICTS OF INTEREST— We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes.

Deutsche Bank AG, London Branch is the Issuer of the notes and the calculation agent for the notes. While Deutsche Bank AG, London Branch will act in good faith and in a commercially reasonable manner in making all determinations with respect to the notes including the amount of interest payable on each Interest Payment Date, there can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these capacities will not affect the value of the notes. Because determinations made by Deutsche Bank AG, London Branch as the calculation agent for the notes, may affect the interest payment, potential conflicts of interest may exist between Deutsche Bank AG, London Branch and you, as a holder of the notes.

•	TREATED AS VARIABLE RATE DEBT INSTRUMENTS — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes should be treated for U.S. federal income tax purposes as “variable rate debt instruments” that provide for a single fixed rate followed by a qualified floating rate.

Because the notes may be offered to investors at varying prices, the “issue price” of the notes for U.S. federal income tax purposes is uncertain. We intend to treat the issue price as $980.50 for each $1,000 principal amount note, and to determine the projected payment schedule accordingly. You should consult your tax adviser regarding the uncertainty with respect to the notes’ issue price, including the tax consequences to you if the actual issue price of the notes for U.S. federal income tax purposes is not $980.50 per note. As a consequence, we intend to take the position that the notes will be issued with original issue discount (“OID”), which (assuming this position is correct) will be taxed over the term of the notes according to a constant-yield method based on a compounding of interest, regardless of your method of tax accounting. Information regarding the annual accrual of OID on the notes (assuming our position is correct) will be filed with the Internal Revenue Service on a Form 8281 and will be made publicly available. Please review the section of the accompanying prospectus supplement entitled “United States Federal Income Taxation—Tax Consequences to U.S. Holders—OID Notes” for a further discussion of the taxation of OID.

Under this treatment, it is expected that all interest payments during the last eight years that the notes are outstanding will be treated as qualified stated interest (“QSI”), and that a portion of each interest payment made during the first two years that the notes are outstanding will be QSI, with the remainder treated as additional OID, which will be taxed as discussed above. QSI will be taxable to you at the time it accrues or is received, in accordance with your method of accounting for U.S. federal income tax purposes.

If you purchase a note at a price that is greater or less than the issue price, you will be considered to have purchased the note with “acquisition premium” or “market discount,” respectively. See “United States Federal Income Taxation—Tax Consequences to U.S. Holders—Market Discount” and “United States Federal Income Taxation—Tax Consequences to U.S. Holders—Acquisition Premium and Amortizable Bond Premium,” as applicable, on page PS-39 of the accompanying prospectus supplement.

If you are a non-U.S. holder, you will not be subject to U.S. federal income tax (including withholding tax), provided that you fulfill certain certification requirements and certain other conditions are met. See “United States Federal Income Taxation—Tax Consequences to Non-U.S. Holders” on page PS-42 of the accompanying prospectus supplement.

You should review carefully the section of the accompanying prospectus supplement entitled “United States Federal Income Taxation.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF THE NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus. Capitalized terms used but not defined in this pricing supplement have the meanings assigned to them in the accompanying prospectus supplement and prospectus. The term “note” refers to each $1,000 Principal Amount of our Ten-Year Fixed-to-Floating Rate Notes.

General

The notes are senior unsecured obligations of Deutsche Bank AG that pay interest quarterly in arrears for the first two years at a fixed rate of 3.25% per annum and, thereafter, at a variable rate per annum equal to the 10-Year Constant Maturity Swap (“CMS”) Rate, subject to the Minimum Interest Rate of 0.00% per annum. The notes are our Series A global notes referred to in the accompanying prospectus supplement, prospectus and prospectus addendum. The notes will be issued by Deutsche Bank AG, London Branch under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent and registrar. In addition, the trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency.

The notes are our senior unsecured obligations and will rank pari passu with all of our other senior unsecured obligations, except for obligations to be preferred by law.

The notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The principal amount (the “Principal Amount”) of notes is $1,000 and the Issue Price of the notes is variable. The notes will be issued in registered form and represented by one or more permanent global notes registered in the name of The Depository Trust Company (“DTC”) or its nominee, as described under “Description of Notes — Form, Legal Ownership and Denomination of Notes” in the accompanying prospectus supplement and “Forms of Securities — Legal Ownership — Global Securities” in the accompanying prospectus.

The specific terms of the notes are set forth under the heading “Key Terms” on the cover page of this pricing supplement and in the subsections below.

Payments on the Notes

We will irrevocably deposit with DTC no later than the opening of business on the applicable Interest Payment Date and the Maturity Date funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market transactions or by private agreement.

Additional Definitions

The “10-Year CMS Rate” for any U.S. Government Securities business day is the mid-market semi-annual swap rate expressed as a percentage for a U.S. dollar interest rate swap transaction with a term equal to 10 years, published on Reuters page ISDAFIX3 at 11:00 a.m., New York time. If the 10-Year CMS Rate does not appear on Reuters page ISDAFIX3 on such day, the 10-Year CMS Rate for such day shall be determined on the basis of the mid-market semi-annual swap rate quotations provided by five banking institutions selected by the calculation agent at approximately 11:00 a.m., New York time, on such day. For purposes of this definition, “semi-annual swap rate” means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-Year maturity commencing on that date and in an amount that is representative for a single transaction in the relevant manner at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. In such an event, the 10-Year CMS Rate for such day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner. The 10-Year CMS Rate for any day which is not an U.S. Government Securities business day will be the 10-Year CMS Rate as in effect on the immediately preceding U.S. Government Securities business day.

A “business day” is any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in U.S. dollars are not conducted in the City of New York or London, England.

An “US Government Securities business day” means, any day, other than a Saturday, Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Calculation Agent

The calculation agent for the notes will be Deutsche Bank AG, London Branch. As calculation agent, Deutsche Bank AG, London Branch will determine, among other things, the amount of interest payable in respect of your notes on each Interest Payment Date. Unless otherwise provided in this pricing supplement, all determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the trustee and us. We may appoint a different calculation agent from time to time after the date of this pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid on each Interest Payment Date and at maturity on or prior to 11:00 a.m. on the business day preceding each Interest Payment Date and the Maturity Date.

All calculations with respect to the amount of interest payable on the notes will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., 0.876545 would be rounded to 0.87655); all U.S. dollar amounts related to determination of the payment per $1,000 Principal Amount of notes at maturity will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., 0.76545 would be rounded up to 0.7655); and all U.S. dollar amounts paid on the aggregate Principal Amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading “Description of Debt Securities — Events of Default” in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment upon an Event of Default

If an event of default (as defined in the accompanying prospectus supplement) occurs, and the maturity of your notes is accelerated, we will pay a default amount for each $1,000 Principal Amount of notes equal to $1,000 plus any accrued but unpaid interest to (but excluding) the date of acceleration.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading “Description of Debt Securities — Modification of an Indenture” in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading “Description of Debt Securities — Discharge and Defeasance” are not applicable to the notes.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee). One or more fully-registered global notes certificates, representing the total aggregate Principal Amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings “Description of Notes — Form, Legal Ownership and Denomination of Notes.” The notes are offered on a global basis. Investors may elect to hold interests in the registered global notes held by DTC through Clearstream, Luxembourg or the Euroclear operator if they are participants in those systems, or indirectly through organizations that are participants in those systems. See “Series A Notes Offered on a Global Basis—Book Entry, Delivery and Form” in the accompanying prospectus supplement.

Listing

The notes will not be listed on any securities exchange.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

USE OF PROCEEDS; HEDGING

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes, as more particularly described in “Use of Proceeds” in the accompanying prospectus.

We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those securities. Although we have no reason to believe that any of these activities will have a material impact on the value of the notes, we cannot assure you that these activities will not have such an effect. We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

HISTORICAL INFORMATION

The graph below sets forth the historical performance of the 10-Year CMS Rate from July 28, 2005 through July 28, 2015. As of July 28, 2015, the 10-Year CMS Rate was 2.314%. We obtained the historical rates for the 10-Year CMS Rate from Bloomberg L.P., and we have not participated in the preparation of, or verified, such information. The historical rates of the 10-Year CMS Rate should not be taken as an indication of future performance, and no assurance can be given as to the future movements of the 10-Year CMS Rate during the term of the notes.

SUPPLEMENTAL UNDERWRITING INFORMATION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Distribution Agreement entered into between Deutsche Bank AG and DBSI, as agent, DBSI has agreed to purchase, and we have agreed to sell, the Principal Amount of notes set forth on the cover page.

The notes will be offered from time to time in one or more negotiated transactions at variable prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $980.50 per $1,000 Principal Amount of notes.

DBSI will not receive a discount or commission, but will allow as a concession or reallowance to other dealers, discounts and commissions of up to 1.95% or $19.50 per $1,000 Principal Amount of notes. DBSI will sell all of the notes that it purchases from us to such dealers at a price that is no less than 98.05% or $980.50 per $1,000 Principal Amount of notes.

We own, directly or indirectly, all of the outstanding equity securities of DBSI. The net proceeds received from the sale of the notes will be used, in part, by DBSI or one of its affiliates in connection with hedging our obligations under the notes. Because DBSI is both our affiliate and a member of FINRA, the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

DBSI may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, DBSI or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. DBSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, DBSI or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement, the accompanying prospectus supplement, prospectus or prospectus addendum other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this pricing supplement, the accompanying prospectus supplement, prospectus, prospectus addendum or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, DBSI or any dealer.

DBSI has represented and agreed, and any other Agent through which we may offer the notes will represent and agree, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement, prospectus and prospectus addendum and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for DBSI’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Settlement

We expect to deliver the notes against payment for the notes on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the notes more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee, pursuant to the Indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of January 1, 2015, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the Indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP dated as of January 1, 2015, which has been filed by the Issuer on Form 6-K dated January 5, 2015.